SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee Required)

For the Fiscal Year Ended December 31, 1999

OR

[ ]	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the Transition Period from                    to

Commission File Number: 1-7959

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

SAVINGS AND RETIREMENT PLAN
(Full title of the plan)

Starwood Hotels & Resorts Worldwide, Inc.

777 Westchester Avenue
White Plains, NY 10604
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive offices)

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN

By:	/s/ RONALD C. BROWN

Ronald C. Brown
Starwood Hotels & Resorts Worldwide, Inc.
Savings and Retirement Plan Committee Member

Date: June 28, 2000

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

SAVINGS AND RETIREMENT PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Page

Report of Independent Public Accountants	3

Financial Statements:

Statements of Net Assets Available for Plan Benefits as of December 31, 1999 and 1998	4

Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 1999	5

Notes to Financial Statements	6

Supplemental Schedules:

Schedule H, Line 4i — Schedule of Assets Held for Investment Purposes as of December 31, 1999	11

Schedule G, Part III — Schedule of Non-Exempt Transactions for the Year Ended December 31, 1999	12

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan:

      We have audited the accompanying statements of net assets available for plan benefits of the Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan (the “Plan”) as of December 31, 1999 and 1998 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999, and the supplemental schedules as listed in the accompanying index. These financial statements and supplemental schedules are the responsibility of the Plan’s Management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements and supplemental schedules referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998, and the changes in its net assets available for plan benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

      Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1999 and non-exempt transactions for the year ended December 31, 1999 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Phoenix, Arizona

June 28, 2000

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

SAVINGS AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

As of December 31, 1999 and 1998

	1999	1998

Investments	$447,219,667	$11,959,596

Receivables:

Participant contributions	3,418,375	429,579

Employer contributions	1,271,030	211,993

Total receivables	4,689,405	641,572

Accrued investment income	127,358	7,321

Net assets available for plan benefits	$452,036,430	$12,608,489

The accompanying notes are an integral part of these statements.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

SAVINGS AND RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

For the Year Ended December 31, 1999

1999

Additions to net assets attributed to:
Investment income —

Net appreciation in the fair value of investments	$32,206,575

Dividends and interest	11,352,978

Total investment income	43,559,553

Contributions —

Participants	35,743,233

Participant rollovers	1,881,887

Employer	14,353,327

Total contributions	51,978,447

Total additions	95,538,000

Deductions to net assets attributed to:

Benefits paid to participants	(41,268,168)

Investment and administrative expense	(630,040)

Total deductions	(41,898,208)

Net increase in net assets prior to plan mergers	53,639,792

Assets transferred in plan mergers	385,788,149

Net increase in net assets	439,427,941

Net assets available for plan benefits, beginning of year	12,608,489

Net assets available for plan benefits, end of year	$452,036,430

The accompanying notes are an integral part of this statement.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1.  Description of the Plan

      Starwood Hotels & Resorts Worldwide, Inc. (“Starwood” or the “Company”) sponsors the Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan (the “Plan”). The Plan was originally established effective April 1, 1997. Effective April 1, 1999, the Westin Hotel Company 401(k) Growth Opportunity Plan, the Investment Plan for Employees of Westin Hotel Company, the ITT 401(k) Retirement Savings Plan and the Starwood Hotels & Resorts StarSaver 401(k) Plan (the “Prior Plans”) were merged into the Plan, and the Plan and each such plan was amended and restated as the Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan.

      Concurrent with the adoption of the amended and restated Plan, on April 1, 1999, the Plan changed Trustees and Administrators from Wilmington Trust Company and PricewaterhouseCoopers LLP to American Express Trust Company (“AMEX”).

      Plan amendments made to the Plan on April 1, 1999 included, among others, updated enrollment requirements; increased participant contribution rates; an improved participant vesting schedule; a change in the form and timeliness of distribution payments to terminated employees; and the addition of a Company common stock fund as an investment option for participants.

General

      The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan provides for employee pre-tax and matching employer contributions in accordance with Section 401(k) of the Internal Revenue Code (“IRC”).

      As of December 31, 1999, the Plan’s assets are held in trust pursuant to a trust agreement with the Company and AMEX, the Plan’s Trustee.

      Until April 1, 2000, Starwood employees became eligible to participate in the Plan if they were at least 21 years of age and had at least 1,000 hours of service during their first 12 months of employment or any Plan year beginning after they started work. Participants in the Prior Plans became Plan participants on April 1, 1999. Effective April 1, 2000, on the first day of the month following 90 days of employment, Starwood employees become eligible to participate in the Plan and may elect to make tax-deferred contributions. The Company does not begin to match contributions until the participant attains age 21 and is credited with at least 1,000 hours of service, as described above.

Contributions

      Plan participants may elect to make tax-deferred contributions as a percentage of compensation up to 18% of compensation, subject to Internal Revenue Service (“IRS”) limitations. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers five collective trust funds, four mutual funds and a stock fund as investment options for participants. The Company makes a matching contribution in an amount equal to 100% of the participant’s initial 2% tax-deferred contribution, and 50% of the tax-deferred contributions between 2% and 4% of the participant’s compensation for that pay period.

Rollover Contributions or Distributions

      Participants entering the Plan may roll over contributions from a trust, individual retirement account (“IRA”) or individual retirement annuity qualified under the IRC no later than the 60th day following the day on which the individual receives the distribution. Participants leaving the Plan may request rollover

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

distributions to the qualified plan of another employer, an IRA account or to an insurance company IRA annuity.

Participant Accounts

      Each participant’s account is credited with the participant’s contribution and allocations of the Company’s matching contribution and Plan earnings and is charged with an allocation of administrative expenses. Allocations of Plan earnings are based on participant account balances, as defined in the Plan document. The benefit to which a participant is entitled is the balance of the participant’s vested account.

Participant Loans

      Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The $50,000 limit is reduced by the participant’s highest outstanding loan balance, if any, in the past twelve months. The repayment period may not exceed five years from the date of the loan, unless the loan proceeds are used to acquire the participant’s principal residence. In addition, a participant may have no more than two loans outstanding at one time. The loans are collateralized by the balance in the participant’s account and bear interest at a fixed rate equal to the prevailing interest rate at the time of the loan. Participant loans at December 31, 1999 and 1998 represent the aggregate amount of principal and accrued interest outstanding on such loans at each year-end. At December 31, 1999, participant loans carried interest rates ranging from 7% to 11.5%, with maturities of ten years or less. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

      Participants are eligible for distribution of vested benefits upon retirement, death, disability or termination of employment. Participants may elect to receive a lump sum amount or, subject to certain conditions, equal monthly or annual installments over a period not greater than twenty years. Participants in certain Prior Plans may also elect to receive their Prior Plan account balances in the form of an annuity. Participants may also elect to defer distributions subject to certain conditions.

Vesting

      Participants are immediately vested in their voluntary contributions and earnings thereon, but not the Company’s contribution or the earnings thereon. Vesting on the remainder of the participant’s account is based on years of service as follows:

Years of Service	Vested Percentage

Less than three	0%
Three	100%

Forfeitures

      Forfeitures of the nonvested Company contributions are applied to reduce future Starwood contributions. At December 31, 1999, forfeited nonvested accounts totaled $433,725.

Administration Expenses

      All costs and expenses incurred in administering the Plan shall be paid by the Plan to the extent not paid by the Company. Loan processing fees shall be paid by the participant requesting the loan.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

Amendment and Termination of the Plan

      Although it has not expressed any intent to do so, Starwood has the right under the Plan agreement to suspend, reduce, or partially or completely discontinue its contributions at any time and to terminate the Plan, the trust agreement and the trust thereunder subject to the provisions of ERISA. In the event of the Plan termination, partial termination or complete discontinuance of contributions, participants become fully vested in their Company contributions. Additionally, any forfeitures that have not been used as Company contributions to the Plan at the time of termination will be credited pro rata to the accounts of all participants in accordance with Plan provisions.

Note 2.  Summary of Significant Accounting Policies

Basis of Accounting

      The accompanying financial statements have been prepared on the accrual basis of accounting. Accordingly, income is recognized when earned and expenses are recorded when incurred.

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan Administrator to make estimates and assumptions that affect the reported amount of assets and liabilities at December 31, 1999 and 1998 and the reported amounts of additions and deductions from net assets for the year ended December 31, 1999. Actual results may differ from those estimates.

Concentration of Credit Risk

      The Plan provides for various investment fund options which in turn invest in any combination of stocks, bonds and other investment securities. Investment securities are exposed to various risk, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Investments

      Plan investments are presented at fair value, except the American Express Trust Stable Value Fund, which is presented at cost plus accrued income. American Express Trust Stable Value Fund invests in insurance investment contracts, bank investment contracts and stable value contracts providing for fully benefit responsive participant payments. The Plan presents, in the statement of changes in net assets available for plan benefits, the net appreciation in the fair value of its investments, which consists of the realized gains and losses and the unrealized net appreciation on those investments. The fair value of the Plan’s investments is determined by using quoted market prices from commercial quotation services as of the Plan year-end. Participant loans are valued at cost which approximate fair value in the aggregate.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

      The following investments represent 5% or more of the Plan’s net assets at December 31:

1999

American Express Trust Equity Index II	$81,371,192

American Express Trust Horizon Medium-Term 50:50	34,270,967

American Express Trust Stable Value Fund	61,374,509

American Express Trust AXP New Dimensions Fund Y	134,781,940

Fidelity Diversified International	34,735,466

Starwood Common Stock	60,862,385

1998

Vanguard Money Market Fund	$1,743,140

Dodge & Cox Balanced Fund	1,570,443

Manager’s Special Fund	1,653,139

PIMCO Total Return Fund	1,008,348

Vanguard Index Fund	4,406,635

Vanguard International Growth Fund	1,394,566

      During 1999, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $32,206,575 as follows:

Year Ended
December 31, 1999

Collective Trust Funds	$17,943,112

Mutual Funds	28,548,395

Starwood Common Stock Fund	(14,284,932)

Net change in fair value	$32,206,575

Benefits Paid to Participants

      Benefits paid to participants are recorded upon distribution.

Note 3.  Tax Status

      The IRS has determined and informed Starwood by a letter dated February 17, 1998, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, Starwood believes that the Plan was qualified and the related trust was tax-exempt for the years ended December 31, 1999 and 1998.

Note 4.  Non-Exempt Transaction

      For the year ended December 31, 1999, the Company’s failure to remit participant deferrals to the Plan in a timely manner constituted a lending of such monies to the Company. As such, these transactions represented non-exempt transactions between the Company and the Plan as identified in Schedule G, Part III. The deemed loans and earnings were subsequently paid to the Plan. The Department of Labor (“DOL”) has notified the Company that it intends to audit the records of the Plan. The DOL has indicated that this audit

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

relates to late contributions to the Plan. As the DOL has not begun its examination, no regulatory action has been taken against the Plan.

Note 5.  Party-in-Interest Transactions

      Certain Plan investments are held in funds managed by AMEX. AMEX is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid and accrued by the Plan for Trustee and investment management services provided by AMEX amounted to $227,175 for the year ended December 31, 1999. In addition, certain Plan investments are Starwood common stock. As Starwood is the Plan Sponsor, these transactions qualify as party-in-interest transactions.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

SAVINGS AND RETIREMENT PLAN

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS HELD

FOR INVESTMENT PURPOSES
As of December 31, 1999

	Description of Investment
Identity of Issuer, Borrower,	(Including Maturity Rate of Interest,
Lessor or Similar Party	Collateral, Par or Maturity Value)	Cost**	Current Value

Collective Trust Funds:
American Express Trust*	Equity Index II		$81,371,192
American Express Trust*	Horizon Long-Term 80:20		6,440,998
American Express Trust*	Horizon Medium-Term 50:50		34,270,967
American Express Trust*	Horizon Short-Term 25:75		1,213,489
American Express Trust*	Stable Value Fund		61,374,509

			184,671,155

Mutual Funds:
American Express Trust*	AXP Bond Fund Y		10,167,947
American Express Trust*	AXP New Dimensions Fund Y		134,781,940
Fidelity	Diversified International		34,735,466
Fidelity	Small Cap Selector		3,827,459

			183,512,812

Stock Fund:
Starwood*	Starwood Common Stock		60,862,385

Other:
Various*	Participant loans secured by vested benefits; maturity dates through 2010; interest rates 7.00% through 11.515%		18,173,315

			$447,219,667

*	Represents party-in-interest to the Plan.

**	All investments are participant directed; therefore, disclosure of investment cost is not required.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

SAVINGS AND RETIREMENT PLAN

SCHEDULE G, PART III — SCHEDULE OF NON-EXEMPT TRANSACTIONS

For the Year Ended December 31, 1999

		Amount of	Amount of
Identity of Party Involved	Description of Transaction	Loan	Interest

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated January 25, 1999, maturity September 22, 1999, annual interest rate 23.4%	$3,177	$496

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated February 22, 1999, maturity May 25, 1999, annual interest rate 23.4%	105	6

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated February 22, 1999, maturity May 28, 1999, annual interest rate 23.4%	125	8

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated February 22, 1999, maturity June 21, 1999, annual interest rate 23.4%	67	5

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated February 22, 1999, maturity September 22, 1999, annual interest rate 23.4%	3,315	914

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated March 19, 1999, maturity May 25, 1999, annual interest rate 23.4%	43	2

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated March 19, 1999, maturity May 28, 1999, annual interest rate 23.4%	69	3

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated March 19, 1999, maturity July 22, 1999, annual interest rate 23.4%	24	2

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated March 19, 1999, maturity September 22, 1999, annual interest rate 23.4%	3,433	417

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated April 22, 1999, maturity April 29, 1999, annual interest rate 23.4%	51,898	236

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated April 22, 1999, maturity May 07, 1999, annual interest rate 23.4%	18,997	185

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated April 22, 1999, maturity May 21, 1999, annual interest rate 23.4%	116,581	2,198

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated April 22, 1999, maturity May 25, 1999, annual interest rate 23.4%	6,561	141

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated April 22, 1999, maturity May 28, 1999, annual interest rate 23.4%	22,912	536

		Amount of	Amount of
Identity of Party Involved	Description of Transaction	Loan	Interest

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated April 22, 1999, maturity June 28, 1999, annual interest rate 23.4%	$158,513	$6,903

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated April 22, 1999, maturity July 23, 1999, annual interest rate 23.4%	17,656	1,056

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated April 22, 1999, maturity August 04, 1999, annual interest rate 23.4%	11	1

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated April 22, 1999, maturity August 26, 1999, annual interest rate 23.4%	3,922	321

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated April 22, 1999, maturity September 22, 1999, annual interest rate 23.4%	3,957	393

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated April 22, 1999, maturity October 08, 1999, annual interest rate 23.4%	1,776	195

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated April 22, 1999, maturity October 21, 1999, annual interest rate 23.4%	15,985	1,891

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated May 21, 1999, maturity May 25, 1999, annual interest rate 23.4%	425,862	1,108

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated May 21, 1999, maturity May 28, 1999, annual interest rate 23.4%	648,438	2,951

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated May 21, 1999, maturity June 21, 1999, annual interest rate 23.4%	179,964	3,626

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated May 21, 1999, maturity June 28, 1999, annual interest rate 23.4%	297,278	7,344

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated May 21, 1999, maturity August 10, 1999, annual interest rate 23.4%	4,494	237

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated May 21, 1999, maturity September 22, 1999, annual interest rate 23.4%	39,213	3,161

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated May 21, 1999, maturity September 28, 1999, annual interest rate 23.4%	48,085	4,063

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated May 21, 1999, maturity October 01, 1999, annual interest rate 23.4%	5,356	463

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated May 21, 1999, maturity October 08, 1999, annual interest rate 23.4%	4,504	410

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated May 21, 1999, maturity October 22, 1999, annual interest rate 23.4%	1,102	117

		Amount of	Amount of
Identity of Party Involved	Description of Transaction	Loan	Interest

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated June 21, 1999, maturity June 28, 1999, annual interest rate 23.4%	$279,631	$1,272

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated June 21, 1999, maturity July 02, 1999, annual interest rate 23.4%	140	1

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated June 21, 1999, maturity July 14, 1999, annual interest rate 23.4%	529,445	7,915

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated June 21, 1999, maturity July 22, 1999, annual interest rate 23.4%	473	10

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated June 21, 1999, maturity July 23, 1999, annual interest rate 23.4%	84	2

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated June 21, 1999, maturity August 26, 1999, annual interest rate 23.4%	2,213	95

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated June 21, 1999, maturity September 22, 1999, annual interest rate 23.4%	6,362	385

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated June 21, 1999, maturity September 28, 1999, annual interest rate 23.4%	2,680	172

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated June 21, 1999, maturity October 08, 1999, annual interest rate 23.4%	8,331	590

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated June 21, 1999, maturity October 22, 1999, annual interest rate 23.4%	395	35

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated July 22, 1999, maturity October 22, 1999, annual interest rate 23.4%	25,270	1,661

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated July 22, 1999, maturity July 29, 1999, annual interest rate 23.4%	8,260	38

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated July 22, 1999, maturity August 06, 1999, annual interest rate 23.4%	798,248	7,783

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated July 22, 1999, maturity August 11, 1999, annual interest rate 23.4%	28,194	367

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated July 22, 1999, maturity August 25, 1999, annual interest rate 23.4%	51,821	1,145

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated July 22, 1999, maturity September 16, 1999, annual interest rate 23.4%	45,581	1,659

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated July 22, 1999, maturity September 22, 1999, annual interest rate 23.4%	6,298	254

		Amount of	Amount of
Identity of Party Involved	Description of Transaction	Loan	Interest

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated July 22, 1999, maturity September 27, 1999, annual interest rate 23.4%	$31	$1

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated July 22, 1999, maturity September 28, 1999, annual interest rate 23.4%	1,503	66

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated July 22, 1999, maturity October 08, 1999, annual interest rate 23.4%	4,710	239

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated August 20, 1999, maturity August 25, 1999, annual interest rate 23.4%	779,606	2,534

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated August 20, 1999, maturity August 26, 1999, annual interest rate 23.4%	49,574	193

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated August 20, 1999, maturity September 02, 1999, annual interest rate 23.4%	40,983	346

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated August 20, 1999, maturity September 09, 1999, annual interest rate 23.4%	512	7

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated August 20, 1999, maturity September 22, 1999, annual interest rate 23.4%	458,600	9,837

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated August 20, 1999, maturity September 22, 1999, annual interest rate 17.3%	1,625	27

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated August 20, 1999, maturity September 23, 1999, annual interest rate 17.3%	536,987	8,794

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated August 20, 1999, maturity September 27, 1999, annual interest rate 23.4%	319	8

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated August 20, 1999, maturity September 28, 1999, annual interest rate 23.4%	163	4

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated August 20, 1999, maturity October 08, 1999, annual interest rate 23.4%	248,001	9,453

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated August 20, 1999, maturity October 21, 1999, annual interest rate 23.4%	190,102	10,121

		Amount of	Amount of
Identity of Party Involved	Description of Transaction	Loan	Interest

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated August 20, 1999, maturity October 22, 1999, annual interest rate 23.4%	$43,527	$2,038

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated August 20, 1999, maturity December 10, 1999, annual interest rate 24.6%	8,212	1,406

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated September 22, 1999, maturity September 22, 1999, annual interest rate 17.3%	249,506	4,087

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated September 22, 1999, maturity October 08, 1999, annual interest rate 23.4%	333,254	7,159

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated September 22, 1999, maturity October 21, 1999, annual interest rate 23.4%	283,547	6,488

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated September 22, 1999, maturity October 22, 1999, annual interest rate 23.4%	9,596	244

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated September 22, 1999, maturity September 24, 1999, annual interest rate 23.4%	435,924	567

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated September 22, 1999, maturity September 27, 1999, annual interest rate 23.4%	716	2

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated September 22, 1999, maturity October 01, 1999, annual interest rate 23.4%	6,832	40

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated September 22, 1999, maturity October 07, 1999, annual interest rate 23.4%	646	6

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated October 21, 1999, maturity November 20, 1999, annual interest rate 24.6%	12,478	553

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated October 21, 1999, maturity December 3, 1999, annual interest rate 24.6%	5,574	358

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated October 21, 1999, maturity October 28, 1999, annual interest rate 23.4%	114	1

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated November 19, 1999, maturity December 3, 1999, annual interest rate 24.6%	164	4

		Amount of	Amount of
Identity of Party Involved	Description of Transaction	Loan	Interest

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated November 19, 1999, maturity December 23, 1999, annual interest rate 24.6%	$17	$1

Starwood Hotels & Resorts Worldwide, Inc.	Deemed loan to the Company dated December 21, 1999, maturity December 23, 1999, annual interest rate 24.6%	416	1

		$7,580,088	$127,358

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan:

      As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into Starwood Hotels & Resorts Worldwide, Inc.’s previously filed Registration Statement on Form S-8 (File No. 333-93469).

Arthur Andersen LLP

Phoenix, Arizona

June 28, 2000